Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4159 212.407.4000 212.407.4990
mnussbaum@loeb.com

VIA EDGAR

August 31, 2010

Tia Jenkins
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	China Cord Blood Corporation
Form 20-F for the Year Ended March 31, 2010
Filed July 16, 2010
File No. 001-34541

Dear Ms. Jenkins:

China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), hereby provides responses to comments issued on August 19, 2010 regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “Annual Report”) and addressed to the Company’s Chief Financial Officer, Mr. Albert Chen (the “Staff’s Letter”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and all page references are to the Annual Report.

[remainder of page intentionally left blank]

Tia Jenkins August 31, 2010 Page 2

Form 20-F for the Year Ended March 31, 2010

Operating and Financial Review and Prospects, page 62

Average Revenue per Subscriber, page 65

1.
We note you collect an insurance premium from each subscriber and forward it to an independent third party health insurance provider. Please revise to disclose, to the extent material, the net amount recorded in the statement of operations related to the insurance arrangements and a description of your accounting policy with respect to these insurance arrangements.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the entire amount of insurance premium from each subscriber is collected on behalf of and remitted to the independent third party insurance provider.  There was no commission or fee retained by the Company as part of the arrangement. The Company has applied the guidance set forth in ASC 605-45-45 and determined that the insurance premiums collected from subscribers should not be reported as the Company’s revenue.  Under the arrangement, the insurance service provider is the primary obligor responsible for providing insurance services for the subscribers.  Moreover, there is a separate policy document between the insurance service provider and the subscribers which states that claims should be directly addressed to the insurer.  As a result, the insurance premiums received from the subscribers and remitted to the insurance service providers are excluded from the statement of operations.

We propose to revise the disclosure in the second paragraph under “Average Revenue per Subscriber” on page 65 as follows:

“~~In addition to processing fees and storage fees,~~Aside from the processing fee, the subscriber is obligated to make an annual payment of RMB 620.  This annual payment consists of a storage fee of RMB500 and an insurance premium of RMB~~120 annually collected from each subscriber~~120. The entire amount of the insurance premium is subsequently forwarded to an independent third party health insurance provider for and on behalf of such subscriber to cover potential hospitalization costs of the newborn.   The subscriber cannot elect not to pay the annual insurance premium.  We do not assume any credit risk in respect of the collection of such insurance premium and have no obligations to our subscribers under the insurance policies. See Note 12 to our consolidated financial statements included elsewhere in this report. Since we are not the primary obligor for the provision of insurance services, the ~~portion of annual payments representing~~ insurance premium ~~is presented net of the amount~~received and paid to the insurance carrier are not included in our consolidated ~~statement~~statements of operations.”

Tia Jenkins August 31, 2010 Page 3

2.
We note that you collect an insurance premium of RMB120 annually from each subscriber to cover potential hospitalization costs of the newborn. Please revise to disclose whether the subscriber can elect not to pay the insurance premium and why a subscriber would continue to pay the insurance premium in years after the birth of his or her newborn.

COMPANY RESPONSE:

The Company respectfully advises the Staff that when the subscriber signs up for the subscription services, the subscriber is contracted to pay the processing fee and a gross storage fee of RMB620 per annum which includes the medical insurance premium. The option of not participating in the medical insurance is not available. The continual payment of the insurance premium by the subscriber will entitle the subscriber’s baby to certain medical insurance coverage, including the reimbursement of certain out-patient or in-patient expenses and the reimbursement of the cost of umbilical cord blood stem cells transplant to treat leukemia, lymphoma, multiple myeloma, aplastic anemia, etc.

We propose to revise the disclosure in the second paragraph under “Average Revenue per Subscriber” on page 65 as described above in the response to comment 1.

Duration of Subscription Services, page 66

3.
We note in the last bullet that you have not experienced early termination by a significant number of your subscribers in the past. Please explain to us and revise to disclose when you consider a subscription to be terminated and tell us the number of early terminations experienced in each of the past three years. In other words, clarify if a subscription is considered terminated upon the elapsing of a certain timeframe in which the storage fee has not been paid or upon some other event.

COMPANY RESPONSE:

The Company respectfully advises the Staff that, under the subscription agreement, a subscriber may elect to terminate the cord blood storage services of the agreement by providing a termination request to the Company and the subscriber will then be released from the contractual obligation upon settling all the remaining amounts payable by the subscriber to the Company. The Company and the subscriber who wants to terminate the subscription service will also enter into a termination agreement. Otherwise the subscriber remains contractually obliged to pay the annual storage fees to the Company.  In the past three years, the Company has not received any early termination requests from subscribers and no subscription was therefore considered terminated.

Tia Jenkins August 31, 2010 Page 4

We propose to revise the disclosure under the heading “Duration of Subscription Services” on page 66 as follows:

“Our subscribers are not subject to any penalties if they terminate subscription contracts prior to the end of 18 years.   A subscriber may elect to terminate the subscription services by providing a termination request and the subscriber will then be released from the contractual obligation upon settling all outstanding amounts payable to us and entering into a termination agreement with us.  Although we have not experienced any early termination ~~by a significant number of~~requests from our subscribers in the past, there is no guarantee that all subscribers will fulfill their ~~contract~~contractual obligations by continuing to pay storage fees on an annual basis for a period of 18 years.”

Critical Accounting Policies, page 70

Allowance for Doubtful Receivables, page 73.

4.
Please revise to describe the extent you use specific identification of accounts receivable in establishing your allowance for doubtful receivables and contrast that with the extent you establish your allowance based on a general reserve.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the Company primarily develops the allowance for doubtful receivables based on an analysis of its historical collection data and the aging of the outstanding amounts.  A reserve is then established by applying the appropriate percentage (based on historical collection experience) to the balances of each aging category. The Company reviews the reserve percentages on a regular basis and compares them against the updated actual collection experience to ensure that an adequate allowance has been made.

In addition to the reserves established based on the aging of the outstanding amounts, the Company takes into account available specific information of individual subscribers, including the specific credit risk for specific customers and other information available to the Company concerning the subscribers’ creditworthiness, to determine if additional provision has to be made on specific receivable balances.

Tia Jenkins August 31, 2010 Page 5

We propose to revise the disclosure under the heading “Allowance for Doubtful Receivables” on page 73 as follows:

“Allowance for Doubtful Receivables

Most of our subscribers choose to pay their storage fees annually rather than in one lump sum. In addition, some subscribers elect to pay their initial processing fee in annual installments. We analyze the adequacy of allowance for doubtful receivables quarterly ~~on a case by case basis by taking into account specific facts, such as the subscriber’s creditworthiness and historical payment history and records. An allowance for doubtful receivables is made when collection of the amount is no longer probable. The specific amount to be made in the allowance is based on the historical write-off experience, our assessment of recoverability of individual receivable and general economic conditions~~by taking into account historical collection data and the aging of the outstanding amounts.  A reserve is then established by applying the appropriate percentage (based on historical collection experience) to the balances of each aging category. We review the reserve percentages on a regular basis and compare them against the updated actual collection experience to ensure that an adequate allowance has been made.

In addition to the reserves established based on the aging of the outstanding amounts, we take into account available specific information of individual subscribers, including the specific credit risk for specific customers and other information available to us concerning the subscribers’ creditworthiness, to determine if additional provision has to be made on specific receivable balances.

Allowance for doubtful receivables was RMB17.2 million ($2.5 million) as of March 31, 2010, compared to RMB8.4 million as of March 31, 2009. We believe that the allowance is adequate. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances.”

Revenues, page 78

5.
We note that the total units stored by your subscribers increased from 84,060 on March 31, 2009 to 129,312 on March 31, 2010, and you experienced 45,252 new subscribers.  Thus, it appears to us that the number of new subscribers is presented net of early terminations. Disclose the amount of early terminations for each period, or confirm that there were no early terminations. Please revise to clarify wherever you present a number representing activity during the year or a balance as of the end of the year whether these amounts are presented net of any other items and quantify and describe these items.

COMPANY RESPONSE:

The Company respectfully advises the Staff that there were no early terminations as noted in the response to comment 3 above.

Tia Jenkins August 31, 2010 Page 6

We propose to revise the disclosure under the heading “Year Ended March 31, 2010 Compared to Year Ended March 31, 2009 – Revenues” on page 78 by amending the third sentence as follows:

“As of March 31, 2010, total units stored by our subscribers increased to 129,312, compared to 84,060 on March 31, ~~2009.~~2009 and no early termination was recorded for the two years ended March 31, 2010.”

Consolidated financial statements, page F-1

Consolidated statements of operations, page F-9,

6.
We note that you do not include accretion to redeemable ordinary shares redemption value in presenting net income attributable to China Cord Blood Corporation shareholders. Please amend your 20-F to include this accretion in your net income attributable to China Cord Blood Corporation shareholders pursuant to SAB Topic 6:B.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the redeemable shares issued by the Company were redeemable ordinary shares. Under ASC-480-10-S99-21, the two class method was used to calculate the earnings per share for each class of ordinary shares (i.e. redeemable and non-redeemable).  The accretion to redeemable ordinary shares to their redemption value was reflected in the earnings per share calculation under the two-class method rather than reported as a reduction of income available/attributable to ordinary shareholders.  The Company believes that such income statement presentation is consistent with ASC-480-10-S99-21 which states, in part, “increases and decreases in the carrying amount of a redeemable common stock should not affect income available to common stockholders”.

Note 2 Summary of significant accounting policies, page F-17

7.
We note Option Three of payment method on page 66 provides payment of the processing fee by installment for 18 years and you recognize processing fees as revenue upon successful completion of processing services that the cord blood unit meets all the required attributes for storage. We also note that you waive the penalty charges to subscribers for early termination. Please tell us and disclose in an amended Form 20-F how you considered the collectability of such installments to be reasonably assured given the long period over which installment payments are to be made, the lack of penalty charged for early termination, and your limited operating history. In your response, provide us with a processing fees accounts receivable aging analysis.

Tia Jenkins August 31, 2010 Page 7

COMPANY RESPONSE:  The Company respectfully advises the Staff that the processing services involve testing and preserving the new born’s umbilical cord blood stem cells.  Pursuant to the subscription agreement, the Company is contractually entitled to receive the processing fee from the subscriber once the testing and processing of the cord blood unit are completed. The Company will have the contractual right to collect and the subscriber will have the contractual obligation to pay the processing fee in full immediately in the case of early termination. In addition, the ability of the subscribers to early terminate the subscription service without penalty will not impair the Company’s contractual right to collect the said processing fee once the processing service is completed. Should the subscriber choose early termination, the Company has the contractual right to claim the remaining unpaid processing fee, if any.

The cord blood unit has potential uses in life saving treatments for the new born.  Each customer has taken time (normally a few months) to contemplate for the subscription of such services.  Once they have signed up for our services, and the new born’s umbilical cord blood stem cells have been preserved within the Company’s facilities, there is even less incentive for subscribers to dishonor the subscription agreement in which case the cord blood units will no longer be available for use by the new born in future medical treatments.

The Company further advises that it has introduced Payment Option Three since 2005. As of March 31, 2010, approximately 1.0% of the processing fees accounts receivable, or approximately RMB0.4 million, were related to subscribers choosing Payment Option Three with payments aged over two years.  Based on the satisfactory past settlement history from subscribers who elected this payment option, collectability is considered reasonably assured.

Among the current processing fees accounts receivable for Payment Option Three subscribers approximately 84.8% or RMB35.9 million will be collected within one year. Such amount represents processing fees which were due and subject to payment within one year but also processing fees which will be subject to collection in the coming 12 months.  As a significant portion of the amounts are to be  collected within one year, processing fees accounts receivable between 1 and 2 years and over 2 years are significantly less. As of March 31, 2010, Payment Option Three current processing fees account receivable between 1 and 2 years and over 2 years were approximately 14.2%, or RMB6.0 million, and 1.0%, or RMB0.4 million, respectively.  At March 31, 2010, the allowance for the current processing fees accounts receivable from customers who have elected Payment Option Three was RMB3.3 million.

Tia Jenkins August 31, 2010 Page 8

We propose to add the following disclosure under the heading “Critical accounting policies - revenue recognition” after the description of the payment of processing fees options on page 72:

“Under the subscription contract, the Group is contractually entitled to receive the processing fee from the subscriber once the testing and processing of the cord blood unit are completed.  We will have the contractual right to collect, and the subscriber will have the contractual obligation to pay, the processing fee in full immediately in the case of early termination.  The ability of the subscriber to early terminate the subscription service without penalty will not impair our contractual right to collect the said processing fee or any remaining unpaid processing fee once the processing service is completed.  In addition, Payment Option Three has been in place for years and has a satisfactory collection history.  We believe collectability is reasonably assured.”

Note 3 Accounts receivable, net, page F-26

8.
Please reconcile for us the number of new subscribers who elect Option Three to the increase in accounts receivable for processing fees. In this regard, we calculate the increase in combined current and non-current processing fee accounts receivable to be RMB90,578 thousand. Dividing this amount by the RMB5 thousand processing fee yields an estimated number of new subscribers to be approximately 18,116, which differs from the 24,934 new subscribers reported on page 66 (calculated as 55.1% of the total 45,252 new subscribers).

COMPANY RESPONSE:

The Company respectfully advises the Staff that a subscriber who elects Payment Option Three is required to pay RMB1,100 as the initial installment once the processing of the umbilical cord blood stem cells has been completed. As such, one additional Payment Option Three subscriber will increase account receivable by only RMB3,900, which is equal to RMB5,000 minus RMB1,100.  On that basis the calculation reflected in the Staff’s comment can be revised as RMB90,578 thousand divided by RMB3.9 thousand, which yields the predictive number of new subscribers of 23,225, which is in line with the number of new subscribers reported on page 66, considering the increase in combined current and non-current processing fee accounts receivable of RMB 90,578 thousand was net of the payments received during the period from the existing subscribers.

Tia Jenkins August 31, 2010 Page 9

Note 4 Inventories

9.
We note on page 41 that the number of successful matches for donated units were 13, 21, and 20 for each of the past three respective fiscal years. We further note that you charge a fee of RMB15 thousand for providing one or more matching units in a cord blood transplant. It appears that you would need to match approximately 1,976 units in order to recover the RMB29,637 thousand that is capitalized as inventories for donated umbilical cord blood processing costs. Based on your historical experience of providing matches, please explain to us why you believe the amount of inventory is recoverable. In your response, provide us with your projections of matching fees used to evaluate the recoverability of inventory and the basis for your projections.  In addition, tell us the useful life of the donated cord blood.

COMPANY RESPONSE:

The Company respectfully advises the Staff that the numbers of successful matches mentioned on page 41 are solely referring to the donated units used in stem cells transplants. For the three years ended March 31, 2008, 2009 and 2010, there were additional 18, 43 and 57 donated units, respectively, used in various supplementary therapies. The Company also charges a matching fee of RMB15,000 for the provision of donated units for use in such supplementary therapies. Therefore, the Company received matching fees for a total of 31, 64 and 77 donated units in the years ended March 31, 2008, 2009 and 2010, respectively, with year-on-year growth by 106% in 2009 and 20% in 2010.

The carrying amount of the donated units is compared against the matching fees derived from their estimated future usages in order to determine whether any provision is necessary. Based on medical research and relevant information available, the estimated life of a donated unit is at least 25 years and the weighted average remaining useful life of the Company’s donated units was approximately 19 years as of March 31, 2010.

Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, the Company estimated that the number of successful matches will increase by 7% to 10% per annum during the projection period with the assumption that each successful match generates a matching fee of RMB15,000, which is the existing standard fee of matching services.  Taking into account the historical growth rate of donated units used, the Company considers that the growth rate used in the projection represents a moderate estimation and is achievable.   Based on the projections, the Company estimates that the carrying amount of the donated units will be recovered in 13 years, which is considered to be a reasonable period as compared with the period before the expiration of the donated units’ and their estimated remaining useful life. As a result, no provision is considered necessary.

We propose to add the following disclosure on page 40 following disclosure relating to the number of successful matches: “For the years ended March 31, 2008, 2009, 2010 the number of successful matches found for cord blood transplants among the cord blood units donated  by the public and stored at our facilities were 13, 21 and 20 respectively. In addition, during the years ended March 31, 2008, 2009 and 2010 there were 18, 43 and 57 donated units, respectively, used in supplementary therapies.”

Tia Jenkins August 31, 2010 Page 10

Note 27 Pro forma net income per share information, page F-47

10.
Please revise to remove the pro forma net income per share information. Pro forma earnings per share reflecting the conversion of redeemable ordinary shares should not be presented in financial statements issued subsequent to the transaction.

COMPANY RESPONSE:

We propose to amend the disclosure on pages F-47 to F-48 to reflect the Staff’s comment.

* * * * * * * * * * * * * * * *

Tia Jenkins August 31, 2010 Page 11

Your prompt attention to the matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at 212-407-4159.

Sincerely,

/s/ Mitchell Nussbaum
Mitchell Nussbaum
Partner
Loeb & Loeb LLP

cc:	Albert Chen, China Cord Blood Corporation
Virginia Tam, JonesDay
Harry Yu, KPMG